Mail Stop 3561

November 20, 2007

Mr. Marc V. Byron
Chairman and Chief Executive Officer
Polaris Acquisition Corp.
2200 Fletcher Avenue, 4th Floor
Fort Lee, New Jersey 07024

      Re: Polaris Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 23, 2007
           File No. 333-145759

Dear Mr. Byron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 11 of our letter dated October 5, 2007. Please confirm that you have provided full names and that there are no middle initials for David Palmer, Jerry Stone and David Moore.

Prospectus Summary, page 1

2.   Please add risk factor disclosure concerning Mr. Byron's non-competition
        agreement.

3.   Revise the prospectus summary to delete and/or limit the discussion of
        management's background and experience in certain industry areas and in certain
        transactions. In particular the disclosure concerning the Paradigm-Tranzact
        investments and series of transactions appears to be confusing and misplaced in
        the prospectus summary of this filing.

The Offering, page 3

Securities Being Purchased By Insiders, page 3

4.   We note your response to comment 14 of our previous letter and we reissue the
        comment. Please revise the disclosure here and elsewhere to make clear that the
        securities being purchased in the private placement are not transferable until 45
        days after the closing of the initial acquisition transaction in part in order to assure
        the compliance of such offering with the Federal securities laws. Please include
        additional disclosure to address this waiver right and the extent to which transfer
        restrictions may be waived.

Amended and Restated Certificate of Incorporation, page 7

5.   We note your response to comment 20 of our previous letter and we reissue the
        comment. Please clarify whether the Registrant has obtained an opinion of
        counsel as to the statement that the provision in the registrant's articles of
        association providing for immediate winding up and dissolution has the same
        effect as if the Registrant's board and shareholders had formally voted to wind up
        and dissolve operations. If not, discuss the steps taken and analysis obtained to
        support such statement.

The Offering, page 3

6.   In the carryover paragraph on pages 8-9 and elsewhere in the prospectus where
        appropriate, provide any available detail as the means and/or methods which may
        be utilized by the company and/or its officers, directors and or insiders in order to
        influence a vote on a proposed acquisition transaction and the potential legal
        consequences of such actions being taken at such time.

Mr. Marc V. Byron
Polaris Acquisition Corp.
November 20, 2007
Page 3

Proposed Business, page 38

7.   Revise the disclosure to remove the overly- assertive sales and marketing material
        currently included herein to read more like a prospectus with a more factual basis
        and tone. In particular, much of the disclosure relating to transactions involving
        unrelated third parties is confusing, does not appear relevant, and is of no
        particular use to potential investors with respect to the investment decision being
        made here.

Management, page 53

8.   Revise the management biographies to comply with Item 401(e) of Regulation S-
        K.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these
comments. Please provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your response to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

Mr. Marc V. Byron
Polaris Acquisition Corp.
November 20, 2007
Page 4

       You may contact David Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

       Sincerely,

       John Reynolds
       Assistant Director

cc: David Alan Miller, Esq.
       Jeffrey M. Gallant, Esq.
       Fax (212) 818-8881